Exhibit 11.1

INTERNATIONAL COAL GROUP, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year ended December 31,
	2009	2008	2007
Basic Earnings Per Share
Net Loss Available to Common Stockholders	$21,458	$(26,227)	$(147,562)
Weighted-Average Shares of Common Stock	153,630,446	152,632,586	152,304,461
Basic Earnings Per Share	$0.14	$(0.17)	$(0.97)

Diluted Earnings Per Share
Net Loss Available to Common Stockholders	$21,458	$(26,227)	$(147,562)
Weighted-Average Shares of Common Stock and Other Potentially Dilutive Securities Outstanding:
Common Stock	153,630,446	152,632,586	152,304,461
Incremental Shares Under Stock Compensation Plans (1)	1,755,817	—	—
Total	155,386,263	152,632,586	152,304,461

Diluted Earnings Per Share	$0.14	$(0.17)	$(0.97)

(1)	Includes the incremental effect of stock options outstanding computed under the treasury stock method, as applicable.